Exhibit 3.4

Section 7 of Article IV of the Bylaws is amended to read in its entirety as follows:

Unless otherwise provided for under applicable law or the Articles of Incorporation, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section I of Article VIII of the Bylaws is amended to read in its entirety as follows:

These Bylaws may be altered, amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Section 2 of Article VIII of the Bylaws is amended to read in its entirety as follows:

Subject to the right of the Shareholders to adopt, amend or repeal Bylaws, as provided in Section 1 of this Article VIII, the Board of Directors may adopt, amend or repeal any of these Bylaws.